SECURITIES AND EXCHANGE COMMISSION

                    Washington, D. C.  20549


                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934




              American Resources of Delaware, Inc.
- -----------------------------------------------------------------
                        (Name of Issuer)

        Series 1993 Convertible (voting) Preferred Stock
                   par value $12.00 per share
- ------------------------------------------------------------------
                 (Title of Class of Securities)

                          02926 U 20 8
- ------------------------------------------------------------------
                           (CUSIP No.)

                          Rick G. Avare
                        160 Morgan Street
                      Versailles, KY  40383
                          (606)873-5455
- ------------------------------------------------------------------
Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

                       September 11, 1996
- ------------------------------------------------------------------
     (Date of Event which requires filing of this Statement)

If the filing person has previously filed a Statement on Schedule
13G to report the acquisition which is the subject of this
Statement and is filing this Statement because of Rule 13d-1 (b)(3)
or (4), check the following box:   (   )

Check the following box if a fee is being paid with this Statement:
(X)


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
CUSIP NO.                          13D
          02926 U 20 8
- ------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    Rick G. Avare
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          ###-##-####
- ------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)
                                                           ------
                                                      (b)
                                                           ------
- ------------------------------------------------------------------
3.  SEC USE ONLY

- ------------------------------------------------------------------
4.  SOURCE OF FUNDS

                               00
- ------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (D) OR 2 (E)
                                                        ---------
- ------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
                               USA
- ------------------------------------------------------------------
   Number of                       7.  SOLE VOTING POWER

    Shares                                 187,500
                                   -------------------------------
    Beneficially                   8.  SHARED VOTING POWER

    Owned By                                  NONE
                                   -------------------------------
    Each                           9.  SOLE DISPOSITIVE POWER

    Reporting                              187,500
                                   -------------------------------
    Person                         10. SHARED DISPOSITIVE POWER

    With                                      NONE
- ------------------------------------------------------------------

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Rick G. Avare beneficially owns 187,500 shares of Series
     1993, Convertible (voting) Preferred Stock of American Resources of Delaware, Inc.
- ------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     SHARES
                                                         --------
- ------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   69.7%
- ------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
                               IN
- ------------------------------------------------------------------


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
ITEM 1.   Security and Issuer.
          -------------------

     This Schedule 13D relates to the Series 1993, Convertible
(Voting) Preferred Stock, $12.00 par value per share (the
"Preferred Stock") of American Resources of Delaware, Inc. ("ARI"), a Delaware corporation. ARI's principal executive office is located at 160 Morgan Street, Versailles, Kentucky 40383.

ITEM 2.   Identity and Background.
          -----------------------

     This Schedule 13D is filed by Rick G. Avare, individually ("Mr. Avare"). Mr. Avare's business address is 160 Morgan Street, Versailles, Kentucky 40383. Mr. Avare is principally occupied as President and Chief Executive Officer of ARI. Mr. Avare is a citizen of the United States of America. During the last five years, Mr. Avare has not been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors, and he was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in or subjected him to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

     On September 11, 1996, Mr. Avare purchased 187,500 shares of Preferred Stock and 70,328 shares of $.0001 par value common stock (the "Common Stock") of ARI from Mr. Howard Settle for an aggregate of $694,431.00 (the "Purchase Price"). Mr. Avare paid the full Purchase Price by assuming and agreeing to pay the unpaid principal

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
and accrued interest on two promissory notes from Mr. Settle to Jamal Mashburn. A copy of the agreement dated September 11, 1996 between Mr. Avare and Mr. Mashburn is attached hereto as Exhibit 1 and incorporated herein. One of the promissory notes (dated February 12, 1996 and due February 12, 1997) is in the principal amount of $468,000 and bears interest at the rate of 12% per annum. It is secured by a pledge of 187,500 shares of Preferred Stock and 7,500 shares of Common Stock purchased by Mr. Avare from Mr. Settle. The other promissory note (dated January 18, 1996 and due January 18, 1997) is in the principal amount of $180,000 and bears interest at the rate of 12% per annum. It is secured by a pledge of 55,328 shares of Common Stock purchased by Mr. Avare from Mr. Settle.

ITEM 4.   Purpose of Transaction.
          ----------------------

     Mr. Avare acquired the shares of Preferred Stock because he believes they are a good investment and for the purpose of influencing the management and control of ARI. Other than as set forth herein and in the Schedule 13D filed with the Securities and Exchange Commission on or about April 25, 1996 by Mr. Avare, Leonard K. Nave, individually, Leonard K. Nave, Trustee and Southern Gas Holding Company with respect to shares of Common Stock of ARI, which Schedule 13D is incorporated herein by reference as
Exhibit 2 hereto, Mr. Avare has no present plans, arrangements, understandings or intent to cause ARI to be merged or liquidated, to sell any assets of ARI, to cause the any securities issued by ARI to cease to be authorized for quotation on an inter-dealer

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
quotation system or a registered national securities association or to become eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or to cause ARI to change its charter, bylaws, capitalization, dividend policy, business, corporate structure or present board of directors or management. From time to time in the future, Mr. Avare may purchase additional shares of Preferred Stock in privately negotiated transactions at varying prices and may purchase additional shares of Common Stock at varying prices in the open market, in privately negotiated transactions and/or in other transactions.

ITEM 5.   Interest in Securities of the Issuer.
          ------------------------------------

     At August 30, 1996, 268,851 shares of Preferred Stock were issued and outstanding. Mr. Avare beneficially owns 187,500 shares (69.7%) of Preferred Stock by virtue of his sole voting and investment power over such shares.

ITEM 6.   Contracts, Arrangements, Understandings or Relationships
          --------------------------------------------------------
With Respect to Securities of the Issuer.
- ----------------------------------------

     Except as otherwise disclosed in this Schedule 13D and in the
Schedule 13D filed with the Securities and Exchange Commission on or about April 25, 1996 by Mr. Avare, Leonard K. Nave, individually, Leonard K. Nave, Trustee and Southern Gas Holding Company with respect to shares of Common Stock of ARI, which
Schedule 13D is incorporated herein by reference as Exhibit 2 hereto, Mr. Avare has no contracts, arrangements, understandings or


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
relationships with any other person with respect to any equity securities of ARI.

ITEM 7.   Material to be Filed as Exhibits.
          --------------------------------

     The following documents are filed herewith or are incorporated herein:

     Exhibit 1 Agreement dated September 11, 1996 between Rick G. Avare and Jamal Mashburn is attached hereto and incorporated herein.


     Exhibit 2 Schedule 13D by Rick G. Avare, Leonard K. Nave, individually, Leonard K. Nave, Trustee and Southern Gas Holding Company relating to shares of common stock of American Resources of Delaware, Inc. filed with the Securities and Exchange Commission on or about April 13, 1996 is incorporated herein by reference.


                            SIGNATURE
                            ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date: September 19, 1996


                              s/Rick G. Avare
                              -----------------------------------
                              Rick G. Avare, Individually



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
                                                        EXHIBIT 1

               THIS AGREEMENT, made and entered into this 11th day of September, 1996, by and between RICK G. AVARE, of Lexington,
Kentucky, hereinafter called "Avare;" and JAMAL MASHBURN, of Irving, Texas, hereinafter called "Mashburn;"

                         WITNESSETH:

               THAT, WHEREAS, Mashburn has previously loaned funds to Howard A. Settle ("Settle") in the following amounts and for the following purposes: (i) One Hundred Eighty Thousand ($180,000.00) Dollars for the purpose of purchasing 55,328 shares of common stock of American Resources of Delaware, Inc. ("ARI"); and (ii) Four Hundred Sixty-eight Thousand ($468,000.00) Dollars for the purpose of purchasing 187,500 shares of preferred stock and 7,500 shares of common stock of ARI, said preferred shares having subsequently earned an additional 7,500 shares in common stock dividends; and

               WHEREAS, Avare is desirous of acquiring the aforesaid stock in ARI from Settle and has reached an agreement with Settle wherein Avare will assume the loans from Mashburn in full in return for said stock; and

               WHEREAS, Mashburn is willing for Avare to assume the aforesaid loans under certain terms and conditions; and

               WHEREAS, the parties hereto are desirous of setting out their agreements in writing.

               NOW, THEREFORE, for and in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

               1. Avare agrees to assume the aforedescribed loans from Mashburn to Settle in the principal amounts of Four Hundred Sixty-eight Thousand ($468,000.00) Dollars and One Hundred Eighty Thousand ($180,000.00) Dollars, both with interest at the rate of twelve (12%) percent per annum, due and payable one (1) year from the date hereof.

               2. Avare agrees to execute a new promissory note in favor of Mashburn in the total amount of Six Hundred Ninety-four Thousand Four Hundred Thirty-one ($694,431.00), such note to set out the terms of the loan and to be in the form attached hereto as Exhibit A.

               3. Avare agrees to pledge the subject stock of ARI as collateral for the loan and agrees to execute the documents necessary to evidence such encumbrance, including, but not limited to, a stock power.

               4. Avare agrees that at such time as he sells or otherwise transfers all or a portion of the ARI stock, the proceeds received from such sale or transfer shall be applied first towards the payment of accrued interest on the loan and second towards the payment of the principal balance, with the remainder, if any, being shared equally between the parties.

               5. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs and assigns.

               6. This Agreement contains the entire agreement and understanding of the parties hereto with respect to the subject matter hereof, and no other representations, promises, agreements or understandings regarding the subject matter hereof shall be of any force or effect unless in writing, executed by the party or parties to be bound and dated on or subsequent to the date hereof.

               IN WITNESS WHEREOF, the parties hereto have caused the execution hereof as of the day and year first above written.



                              /S/Rick G. Avare
                              -----------------------------------
                              RICK G. AVARE



                              /S/Jamal Mashburn
                              -----------------------------------
                              JAMAL MASHBURN